Exhibit 99.1
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
7.00am (GMT) 21 February 2008
Reed Elsevier to acquire ChoicePoint, Inc
Significant expansion in fast growing risk information and data analytics sector
Reed Elsevier to acquire ChoicePoint for a total cost of $4.1 billion (£2.1 billion/€2.8 billion) payable in cash. This comprises an equity value of $3.5 billion and the assumption of $0.6 billion of net debt.
➢	Combination of ChoicePoint with the LexisNexis Risk Information and Analytics Group will create a risk management business with $1.5 billion in revenues and a leading position in the fast growing risk management marketplace.

➢	ChoicePoint has a leading position in providing unique data and analytics to the attractive insurance sector (over 50% of Choicepoint’s $982 million revenue and 80% of its business operating income from continuing operations in 2007) and highly complementary products and new capabilities in the screening, authentication and public records areas.

➢	The combination of ChoicePoint’s highly regarded data and analytics assets with LexisNexis’s market leading technology can be leveraged to create greater opportunities in addressing the growing risk information and analytics needs in insurance, financial, legal, screening, law enforcement, public safety, healthcare and other sectors.

➢	The combination will improve top line growth and deliver considerable synergy benefits through the application of powerful technology, increased scale and integration of resources.

➢	The acquisition will accelerate Reed Elsevier’s revenue and profit growth; is accretive to adjusted earnings from the first year; and is expected to deliver a post-tax return on capital in excess of Reed Elsevier’s cost of capital by the third year, with returns continuing to climb thereafter.

➢	The acquisition significantly enhances Reed Elsevier’s portfolio through expansion in these attractive long term growth markets, and accelerates Reed Elsevier’s progress in providing online solutions embedded into customer workflows.

➢	Consideration of $50 per share in cash; unanimous recommendation of the ChoicePoint board; subject to ChoicePoint shareholder and regulatory approvals. Acquisition to be financed from committed new bank facilities.

Commenting on the proposed transaction, Sir Crispin Davis, Reed Elsevier’s Chief Executive Officer, said:
“The acquisition of ChoicePoint represents a major further step in the building of our risk management business and in the development of Reed Elsevier’s online workflow solutions strategy. The market growth in risk information and analytics is highly attractive and ChoicePoint brings important assets and market positions that fit well with our existing business and, in combination, can be leveraged to very good effect.
ChoicePoint’s insurance business in particular has seen strong consistent growth, and through the combination of ChoicePoint’s highly regarded data and analytics assets and our leading LexisNexis risk technology, we can further develop compelling offerings for customers and realise significant synergy benefits.”
Enquiries:
Investors: Sybella Stanley, Director of Corporate Finance
+44 (0)20 7166 5630
Media: Patrick Kerr, Director of Communications
+44 (0)20 7166 5646
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of the US Securities Act of 1933, as amended, and the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The factors that could cause actual results and events to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate ChoicePoint’s operations into those of Reed Elsevier; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; Reed Elsevier and ChoicePoint are subject to the actions of competitors; exchange rate fluctuations; customers acceptance of our products and services; acts of war and terrorism may adversely affect our business; the volatility of the international marketplace; and the other factors discussed in our annual reports and filings with the US Securities and Exchange Commission., which are available at http://www.sec.gov. Reed Elsevier assumes no obligation to update the information in this announcement, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Additional Information and Where to Find It
In connection with the proposed acquisition, ChoicePoint will file relevant materials with the US Securities and Exchange Commission, including ChoicePoint’s proxy statement on Schedule 14A. STOCKHOLDERS OF CHOICEPOINT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION, INCLUDING CHOICEPOINT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the US Securities and Exchange Commission’s web site, http://www.sec.gov, and ChoicePoint stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from ChoicePoint. Such documents are not currently available.

Transaction
Reed Elsevier Group plc announced today that it has entered into a definitive merger agreement with ChoicePoint (NYSE: CPS) to acquire the company. Under the terms of the agreement, ChoicePoint shareholders will receive $50 in cash for each share of common stock, valuing the equity of the company at $3.5 billion (£1.8 billion/€2.4 billion). The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. Taking into account $0.6 billion of estimated net debt, the total value of the transaction is $4.1 billion.
In the year ended 31 December 2007, ChoicePoint’s continuing operations had revenues of $982 million, ebitda (earnings before interest, taxes, depreciation and amortisation) of $287 million, and operating income (before goodwill and asset write downs) of $223 million. At 31 December 2007, gross assets were $1,215 million and net assets $900 million before corporate net debt of $590 million.
The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt securities.
Strategy
The acquisition of ChoicePoint, and its combination with the very successful LexisNexis Risk Information and Analytics Group (“RIAG”), creates for Reed Elsevier a position as a world leading provider of risk information and analytics by adding a major presence in the insurance segment and complementary products and new capabilities in the screening, authentication and public records areas.
The acquisition will accelerate Reed Elsevier’s growth and, through the combination of ChoicePoint’s highly regarded data and analytics assets and RIAG’s market leading technology infrastructure, will provide the opportunity to develop more compelling products for the market and considerable synergy benefits.
ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. Whilst the ChoicePoint business reported modest revenue growth of 2% in 2007, the Insurance Services business, which generates over 50% of its revenues and over 80% of business operating income on a continuing basis, reported organic revenue growth of 10% and operating margins of 51%. We expect continued strong growth in the insurance sector and significantly improved performances in the other businesses. These other businesses are in sectors where RIAG operates and is performing very strongly, with consistent delivery of double digit revenue growth, aided by the LexisNexis risk technology acquired with Seisint. This experience is encouraging.
The acquisition of ChoicePoint meets all of Reed Elsevier’s acquisition financial criteria: it is expected to accelerate Reed Elsevier’s revenue and profit growth; be marginally accretive to earnings in the first year of ownership with significant earnings enhancement thereafter; have a post tax return on capital in excess of Reed Elsevier’s WACC in the third year of ownership; and add substantial net present value.
RIAG has been one of the fastest growing areas of Reed Elsevier for a number of years and a key area of strategic focus, reflecting the strong growth in demand for information and analytics solutions in risk management markets which are showing consistent overall market growth in the 7-9% range. The acquisition of Seisint in 2004 represented a landmark in the development of RIAG, adding compelling scaleable technology and analytics capabilities. The group today offers business and non-profit customers the fastest and most powerful data retrieval and scoring and analytics capability available in its markets. RIAG revenues are now in excess of $500 million, growing consistently at double digit rates, significantly ahead of the market, with strong operational gearing and margin growth.

The integration of Reed Elsevier and ChoicePoint’s businesses is expected to realise operational synergies and economies of scale that will deliver cost savings of over $150 million by the third year following acquisition. Costs of acquisition integration restructuring are expected to be approximately $200 million.
Proforma net borrowings of the combined Reed Elsevier and ChoicePoint as at 31 December 2007, and after taking into account the special distribution to Reed Elsevier shareholders in January 2008 of £2.0 billion/€2.7 billion from the net proceeds of the disposal of the Harcourt Education division, would have been £3.1 billion/€4.0 billion.
ChoicePoint businesses
In the year to 31 December 2007, the ChoicePoint continuing operations reported through three principal business segments:
Insurance Services (2007 revenues $506 million; operating income $258 million)
The Insurance Services group is ChoicePoint’s largest business and provides data, analytics, software and business information services to property and casualty (P&C) personal and commercial insurance carriers. ChoicePoint’s information solutions help insurers effectively assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. In personal lines, ChoicePoint’s CLUE (comprehensive loss underwriting exchange) database is the industry’s most complete source of historical claims data. Other tools include Current Carrier, which identifies the existence of current or previous insurance, as well as any possible lapses in coverage. The Insurity business unit provides software, data and analytics to P&C commercial and personal lines carriers to improve risk acceptance and loss mitigation.
The Insurance Services group reported 11% revenue growth in 2007, or 10% before acquisitions, and operating margins of 51%. The division has shown significant growth over many years reflecting the growth in demand for underwriting decision support and the increasing sophistication of underwriting pricing decisions. ChoicePoint’s unique data and analytics form an essential part of the assessment of customer risk profiles in the underwriting process and are integrated into its customers workflows, and provides the platform for introducing additional offerings to enhance customer effectiveness.
Screening & Authentication Services (2007 revenues $253 million; operating income $47 million)
The screening and authentication services group provides background screening and identity verification products focused on pre and post employment screening, tenant screening, vital records and customer enrolment.
In 2007, the Screening & Authentication business saw a 2% reduction in revenues reflecting declines in the pre employment screening business due to hiring trends in major employers particularly in the retail sector. The annual growth rate of the workplace solutions business has however averaged 7% over the last ten years and the 2007 performance masks strong performances in other Screening and Authentication areas. “Know your customer” and other customer and employee identity services are growing rapidly in the financial services market and other regulated sectors, as also evidenced by the strong growth of over 20% a year in LexisNexis’s similar screening services. This, together with expansion in the largely untapped area of the mid-sized company market, is expected to drive good long term growth as hiring trends stabilise.
Business Services (2007 revenues $142 million; operating income $7 million)
The Business Services group provides public information solutions primarily to banking, professional services and government customers. These services help companies with risk management, enhanced due diligence, verification and business credentialing, and allow companies to better mitigate financial and reputational risk and improve their processes and productivity.
Business Services declined 2% in 2007 as the business was repositioned and customers recredentialled. The business is highly complementary to RIAG which operates in the same sectors and is delivering strong double digit growth and good operational gearing, aided by the LexisNexis risk technology acquired with Seisint. A significant improvement in performance is expected from the combining of ChoicePoint assets and customer relationships with LexisNexis technology.
Additionally, the Marketing Services group (2007 revenues $81 million; operating income $2 million before goodwill and asset write downs) provides direct marketing and database solutions primarily to the insurance and financial services industries. Corporate costs, shared services and share based remuneration amounted to $90 million in 2007.
The figures in relation to the ChoicePoint businesses above and elsewhere in this document are derived from ChoicePoint’s published and other financial information and have been prepared under ChoicePoint’s accounting policies.
Morgan Stanley has acted as lead adviser on the acquisition of ChoicePoint. UBS and JP Morgan Cazenove have acted as brokers and have also provided financial advice to Reed Elsevier. Financing has been arranged with these three banks.
Notes to Editors:
About Reed Elsevier
Reed Elsevier Group plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. In 2007, Reed Elsevier had revenues from its continuing operations of £4.6bn. The group employs 32,000 people, including approximately 16,000 in North America. Operating in the scientific, medical, legal, risk and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.
About ChoicePoint
ChoicePoint (NYSE: CPS) was founded in 1997 in a spin-off from Equifax, the US-based credit bureau. In the company’s decade of operation, annual revenue grew from approximately $400 million (USD) to approximately $1 billion (USD). ChoicePoint provides businesses, government agencies and non-profit organisations with technology, software, information and marketing services to help manage economic and physical risks as well as identify business opportunities.